Summary of Terms	Filed under Rule 433 Registration No. 333-125271

Wachovia Corporation

80,000,000 Depository Shares, Each Representing a 1/40th Interest in a Share of

8.00% Non-Cumulative Preferred Stock, Series J

(liquidation amount $25 per Share)

Issuer:	Wachovia Corporation

Securities Offered:	Depositary Shares, each representing a 1/40th interest in a share of Wachovia Corporation 8.00% Non-Cumulative Preferred Stock, Series J

Ratings:	A2 (Moody’s) / A (S&P) / A+ (Fitch)

Amount:	80,000,000 Depository Shares

Over-allotment Option:	12,000,000 Depository Shares

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	December 18, 2007

Settlement Date:	December 21, 2007

Dividend Rate (Non-Cumulative):	8.00%

Dividend Payment Dates:	March 15, June 15, September 15, and December 15 of each year, or by the next business day, beginning March 15, 2008.

Optional Redemption:	On any Dividend Payment Date on or after December 15, 2017 (subject to limitations described in the prospectus supplement dated December 18, 2007)

Public Offering Price:	$25 per depository share

Underwriting Commissions:	$0.7875, save for sales to institutions in respect of which the underwriting compensation will be $0.50

Net Proceeds:	Approximately $1.95 billion

Book-Running Manager:	Wachovia Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, UBS Securities LLC

Junior Co-Managers:	Banc of America Securities LLC, Barclays Capital Inc., Cabrera Capital Markets, LLC, Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., ING Financial Markets LLC, KeyBanc Capital Markets, a division of McDonald Investments Inc., Lehman Brothers Inc., NatCity Investments, Inc., RBC Dain Rauscher Inc., Samuel A. Ramirez & Company, Inc., Sandler O’Neill & Partners, L.P., The Williams Capital Group, L.P., Wells Fargo Securities, LLC

Depositary, registrar and paying agent for the Depositary Shares:	U.S. Bank, National Association

Registrar and paying agent for the Series J Preferred Stock:	American Stock Transfer and Trust Company

Listing:	NYSE

Summary of Terms	Filed under Rule 433 Registration No. 333-125271

CUSIP for Depository Shares:	929903276

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus is you request it by calling toll-free 1-800-326-5897 or you may e-mail a request to syndicate.ops@wachovia.com.